VIA EDGAR

August 20, 2009

Securities and Exchange Commission

100 F Street, N. E.

Washington, D.C. 20549

Attention:	Ms. Amanda Ravitz
Ms. Chanda DeLong

Re:	LKQ Corporation
Registration Statement on Form S-4
No. 333-160395

Ladies and Gentlemen:

LKQ Corporation (the “Company”) hereby requests acceleration of effectiveness of the subject registration statement to 10:00 a.m. on August 25, 2009, or as soon thereafter as possible.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions in connection with this request, please telephone me at (312) 280-3708.

Very truly yours,

LKQ CORPORATION

By:	/s/ Victor M. Casini
Victor M. Casini
Senior Vice President and General Counsel